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Exhibit (a)(5)(h)





            [Letterhead of Georgeson Shareholder Communications Inc.]




Dear Brown-Forman Shareholder:

You should have recently received information regarding Brown-Forman Corporation's Tender Offer to purchase shares of its Class A and Class B Common Stock. On the Letter of Transmittal you received, the number of shares printed next to your name may have been incorrect. Enclosed is a new Letter of Transmittal with the corrected number of shares.

If you have not yet tendered your shares but wish to do so, please use this corrected Letter of Transmittal and discard the original Letter of Transmittal.

If you have already tendered shares using the original Letter of Transmittal, please submit this corrected Letter of Transmittal. Any share certificates that you previously forwarded to the Depositary, National City Bank, will be considered as having been forwarded with your corrected Letter of Transmittal.

Please keep in mind that neither Brown-Forman Corporation nor its Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering shares. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.

This letter does not modify any of the terms or conditions of the offer.

We apologize for the inconvenience. If you have any additional questions, please do not hesitate to contact Georgeson Shareholder Communications toll free at 866-203-2582.


Sincerely,


Georgeson Shareholder Communications Inc.